Ex-99.1 a)


                        Report of Independent Accountants


To the Board of Directors
Liberty Lending Services, Inc.


We have examined management's assertion about Liberty Lending Services, Inc.'s ("Liberty Lending's") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended June 30, 2000 included in the accompanying Management Assertion. Management is responsible for Liberty Lending's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Liberty Lending's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Liberty Landing's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Liberty Landing's compliance with the minimum servicing standards.

In our opinions management's assertion that Liberty Lending Services, Inc. complied with the aforementioned minimum servicing standards as of and for the year ended June 30, 2000 is fairly stated, in all material respects.

/s/ PriceWaterHouseCoopers LLC

September 15, 2000